

07008384

CM

[illegible] COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29375

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Securities of West Monroe, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1902 Oakmont Street
(No. and Street)

Monroe (City) LA (State) 71201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. A. Mahaffey (318) 325-7900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stagni & Company LLC
(Name – *if individual, state last, first, middle name*)

138B James Comeaux Road #812 Lafayette LA 70508
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 17 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SECTION [illegible] 2007

OATH OR AFFIRMATION

I, W. A. Mahaffey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Securities of West Monroe, INC., as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


Kevin D. Alexander
STATE OF LOUISIANA
Ouachita Parish
Louisiana Bar Roll # 24933
My Commission Is For Life

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l). An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST SECURITIES OF WEST MONROE, INC.

FINANCIAL REPORT

SEPTEMBER 30, 2007

CONTENTS

	Page(s)
INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS	1
FINANCIAL STATEMENTS	
Balance sheets	2
Statements of income	3
Statements of changes in stockholders' equity	4
Statements of cash flows	5
Notes to financial statements	6 - 9
INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION	10
SUPPLEMENTARY INFORMATION	
Computation of net capital under SEC Rule 15c3-1	11
Computation of basic net capital requirement (NASD and NFA computation)	12
Statement regarding computation for determination of the reserve requirements under Statement Exhibit A of SEC Rule 15c3-3 and information relating to the possession or control requirements under SEC Rule 15c3-3	13
Statement regarding reconciliation of net capital under SEC Rule 15c3-1 and the computation for determination of the reserve requirements under Exhibit A of SEC Rule 15c3-3 with broker filings	14
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL	15-16



STAGNI & COMPANY, LLC

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

Board of Directors
First Securities of West Monroe, Inc.
Monroe, Louisiana

We have audited the accompanying balance sheets of First Securities of West Monroe, Inc., as of September 30, 2007 and 2006, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting estimates used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Securities of West Monroe, Inc., as of September 30, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Stagni & Company, LLC

Lafayette, Louisiana
November 13, 2007

207 LAFAYE AVENUE • THIBODAUX, LA 70301 (985) 447-7226
139 B JAMES COMEAUX RD. #812 • LAFAYETTE, LA 70508 (337) 408-0031
FIRMWIDE FAX (985) 446-3032
EMAIL: STAGNI@STAGNI.COM
MEMBERS: AICPA • LCPA

FINANCIAL STATEMENTS

FIRST SECURITIES OF WEST MONROE, INC.
BALANCE SHEETS

September 30, 2007 and 2006

	2007		2006	
ASSETS				
Cash and cash equivalents (Note 1)	$	43,305	$	24,149
Other receivables		2,632		2,632
Trading securities (Notes 1 and 2)		53,406		50,197
Loans to stockholders (Note 4)		98,402		87,302
Other assets		220		220
	$	197,965	$	164,500
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities:				
Accrued expenses and other liabilities		1,958		1,049
	$	1,958	$	1,049
Stockholders' equity (Note 6):				
Common stock - no par value, 6,000 shares authorized, 2,015 shares issued and outstanding	$	149,561	$	149,561
Retained earnings		46,446		13,890
	$	196,007	$	163,451
	$	197,965	$	164,500

See Notes to Financial Statements.

FIRST SECURITIES OF WEST MONROE, INC.
STATEMENTS OF INCOME

Years Ended September 30, 2007 and 2006

		2007		2006
Commission revenue	$	8,636	$	8,305
Operating expenses:				
Employee benefits		4,169		3,596
Exchange and registration fees		8		902
Insurance		150		-
Office		227		336
Professional fees		2,340		2,340
Rentals		3,145		5,296
Taxes and licenses		278		291
Telephone and utilities		2,971		2,844
	$	13,288	$	15,605
Operating income (loss)	$	(4,652)	$	(7,300)
Nonoperating income:				
Interest and dividends		38,117		3,695
Income (loss) before taxes	$	33,465	$	(3,605)
Provision for income taxes		909		321
Net income (loss)	$	32,556	$	(3,926)

See Notes to Financial Statements.

FIRST SECURITIES OF WEST MONROE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended September 30, 2007 and 2006

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance, October 1, 2005	$ 149,561	$ 17,816	$ 167,377
Net income (loss) for the year ended September 30, 2006	-	(3,926)	(3,926)
Balance, September 30, 2006	$ 149,561	$ 13,890	$ 163,451
Net income for the year ended September 30, 2007	-	32,556	32,556
Balance, September 30, 2007	$ 149,561	$ 46,446	$ 196,007

See Notes to Financial Statements.

FIRST SECURITIES OF WEST MONROE, INC.
STATEMENTS OF CASH FLOWS

Years Ended September 30, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 32,556	$ (3,926)
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax (credits)	(254)	321
Unrealized (gains) losses on trading securities	1,337	421
Investment income included in net income (loss)	(4,546)	(3,745)
(Increase) decrease in other receivables	-	-
Increase (decrease) in retirement contributions payable	-	(2,110)
Increase (decrease) in accrued expenses	1,163	(1,197)
Net cash flows from operating activities	$ 30,256	$ (10,236)
CASH FLOWS FROM INVESTING ACTIVITIES		
Additional shareholder loans	$ (11,100)	$ -
Investment income	4,546	3,745
Purchases of securities	(4,546)	(4,041)
Net cash flows from investing activities	$ (11,100)	$ (296)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net cash flows from financing activities	$ -	$ -
Net increase (decrease) in cash and cash equivalents	$ 19,156	$ (10,532)
Cash and cash equivalents, beginning	24,149	34,681
Cash and cash equivalents, ending	$ 43,305	$ 24,149

See Notes to Financial Statements.

FIRST SECURITIES OF WEST MONROE, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Summary of Significant Accounting Policies

Nature of operations:

First Securities of West Monroe, Inc., ("the Company") offers securities brokerage services. Transactions are executed through a clearinghouse. The Company's revenues are derived from commissions earned from transactions executed on behalf of its customers, within and without the State of Louisiana.

Use of estimates:

The Company's financial statements, prepared in conformity with generally accepted accounting principles, require the use of management's estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting:

The Company's financial statements have been prepared on the accrual basis of accounting, whereby revenues are recognized when earned and expenses are recognized when the related liability is incurred.

Cash and cash equivalents:

The Company's policy is to include all highly liquid investments, having a maturity of three months or less from the date purchased (normally money market investments), as cash equivalents in the financial statements.

Investment securities:

Debt securities that management has the ability and intent to hold to maturity are classified as held-to-maturity securities, and are stated at cost, adjusted for amortization of premiums and accretion of discounts, which are reflected as adjustments to interest income on the straight line method. Gains or losses on disposition are based on the net proceeds and the adjusted carrying amount of such securities sold, using the specific identification method.

NOTES TO FINANCIAL STATEMENTS

Equity investments are classified as trading securities, and are stated at fair value, as of the balance sheet date. Gains and losses are reflected in the statements of income as adjustments to dividend income.

The Company does not maintain available-for-sale or held-to-maturity portfolios.

Income taxes:

Deferred taxes are provided to recognize the temporary differences between financial statement and taxable income. Temporary differences arise from unrealized gains and losses on trading securities, and accrual of pension contributions for financial statement purposes.

Note 2. Trading Securities

Trading securities consist of the Company's investment in Scudder High Income Class A Mutual Fund. At September 30, 2007 and 2006, the Company owned 10,192 and 9,348 shares, respectively, with a fair value of $5.24 and $5.37 per share at those dates.

Note 3. Income Taxes

Income taxes payable and deferred for the years ended September 30, 2007 and 2006 are as follows:

	2007	2006
Taxes currently payable (refundable)	$ 1,163	$ -
Taxes deferred (credits)	(254)	321
Total expense (credits)	$ 909	$ 321

At September 30, 2007 and 2006, deferred tax (credits) assets of $(795) and $(1,049), respectively, have been recorded, which result from the unreversed temporary differences at the Company's effective tax rate. These amounts are included in accrued expenses and other liabilities. The Company made no income tax payments during 2007 and 2006.

NOTES TO FINANCIAL STATEMENTS

Note 4. Related Party Transactions

The Company rents office furniture and equipment from a stockholder on a monthly basis. No annual rentals were paid to the stockholder for the years ended September 30, 2007 and 2006.

As of September 30, 2007 and 2006, $98,402 and $87,302, respectively, were due from stockholders for amounts advanced. The obligations are both interest bearing ($74,646 and $63,546, respectively, at 6%) and non-interest bearing ($23,756 and $23,756, respectively) and due on demand. These amounts are not expected to be repaid within the ensuing year.

Note 5. Commitments and Contingent Liabilities

Retirement plans:

The Company has a noncontributory defined contribution simplified employee pension to which it contributes 15% of qualified compensation for persons employed as of December 31, 1984. Subsequent employees must meet minimum length of service requirements.

Pension costs for the years ended September 30, 2007 and 2006 are $0 and $0, respectively. All past service costs have been fully amortized.

NOTES TO FINANCIAL STATEMENTS

Note 6. Common Stock Options

The Company has authorized the sale to two officers of a total of 1,600 common shares, at an option price of $99 per share. The options expired in 2006. No options were exercised during the years ended September 30, 2007 or 2006.

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2007 and 2006, the Company had net capital of $90,156 and $69,303, which exceeded the required net capital by $60,156 and $39,303, respectively. The Company's net capital ratios were .021 to 1 and .015 to 1, respectively.

Note 8. Other Liability Information

As of September 30, 2007 and 2006, all SIPC assessments have been paid. There were no liabilities subordinated to claims of general creditors as of or during the years ended September 30, 2007 and 2006.



STAGNI & COMPANY, LLC

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION

Board of Directors
First Securities of West Monroe, Inc.
Monroe, Louisiana

We have audited the financial statements of First Securities of West Monroe, Inc., as of and for the years ended September 30, 2007 and 2006, and have issued our report thereon dated November 13, 2007. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 11 through 14 is presented for purposes of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Stagni & Company, LLC

November 13, 2007
Lafayette, Louisiana

207 Lafaye Avenue • Thibodaux, LA 70301 (985) 447-7226
139 B James Comeaux Rd. #812 • Lafayette, LA 70508 (337) 408-0031
Firmwide Fax (985) 446-3032
EMAIL: stagni@stagni.com
Members: AICPA • LCPA

SUPPLEMENTARY INFORMATION

FIRST SECURITIES OF WEST MONROE, INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

September 30, 2007

Part I

Total Assets		$ 197,965
Less: Total liabilities (exclusive of subordinated debt)		1,958
Net Worth (Total stockholders' equity)		$ 196,007
Additions to net worth		
Deferred tax provisions		$ -
Capital before deductions		$ 196,007
Deductions from and/or charges to Net Worth		
Total non-allowable assets	101,254	
Additional charges for customers and non-customers security accounts	-	
Additional charges for customers and non-customers commodity accounts	-	
Aged fail-to-deliver - number of items ___________	-	
less reserves of $___________	-	
Aged short security differences - number of items ________	-	
Secured demand note deficiency	-	
Commodity futures contracts and sopt commodities (proprietary - capital	-	
charges)	-	
Other deductions and/or charges	-	
Total deductions from and charges to Net Worth		101,254
Net Capital before haircutrs on securities positions		$ 94,753
Haircuts on securities:		
Contractual commitments	$ -	
Subordinated borrowings	-	
Trading and investment accounts:	-	
Bankers' acceptances, certificates of deposit and commercial paper	-	
U.S. and Canadian government obligations	-	
State and municipal government obligations	-	
Corporate obligations	-	
Stocks and warrants	3,738	
Options	-	
Arbitrage	-	
Other securities	859	
Undue concentration	-	
Total haircuts on securities		4,597
Net Capital		$ 90,156

FIRST SECURITIES OF WEST MONROE, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

September 30, 2007

Part II

Minimum net capital requirement		$ 30,000
Minimum net capital requirement of subsidiaries		-
Total net capital requirement		$ 30,000
Total A.I. liabilities from Statement of Financial Condition	$ 1,958	
Add:		
Drafts for immediate credit	-	
Market value of securities borrowed for which no equivalent value is paid or credited	-	
Other unrecorded amounts includable in A. I.	-	
Deduct: Adjustment based on Special Reserve Bank Account	-	
Total aggregate indebtedness		$ 1,958
Ratio of aggregate indebtedness to net capital		2.17%
Excess net capital at 1500% (deficiency)		$ -
Excess net capital at 1000% (deficiency)		$ -
Net capital in excess of minimum requirements		$ 60,156
Equity as a percent of net worth		100%

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

Part III

4% of aggregate debit items (or $10,000 if greater) as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation	$ -	
- reporting broker or dealer	-	
Capital requirement(s) of consolidated subsidiaries:		
Subsidiaries electing alternative method	-	
Other subsidiaries	-	
Total net capital requirement		$ -
Excess net capital		$ -
Net capital in excess of		
6% of aggregate debit items		$ -
7% of aggregate debit items		$ -

FIRST SECURITIES OF WEST MONROE, INC.

STATEMENT REGARDING COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF SEC RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

September 30, 2007

First Securities of West Monroe, Inc. qualifies under the exemptions from Rule 15c3-3, since the Company does not carry customers' accounts. As such, no computation for determination of the reserve requirements under such rule is required, nor do the possession or control requirements apply.

FIRST SECURITIES OF WEST MONROE, INC.

STATEMENT REGARDING RECONCILIATION OF NET CAPITAL UNDER SEC RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF SEC RULE 15c3-3 WITH BROKER FILINGS

September 30, 2007

There was a difference of $909 regarding the computation of net capital under SEC Rule 15c3-1 as of September 30, 2007, as it appears in this report ($90,156), and the filing made by First Securities of West Monroe, Inc. ($91,065). The difference is composed of the following:

Accrued liabilities	$ 909

In regard to any differences in the determination of the reserve requirements under Exhibit A of Rule 15c3-3, such computation is not included in this report, nor was one filed by First Securities of West Monroe, Inc., since the Company does not carry customer accounts and is therefore exempt under Rule 15c3-3.



STAGNI & COMPANY, LLC

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
First Securities of West Monroe, Inc.
Monroe, Louisiana

In planning and performing our audits of the financial statements of First Securities of West Monroe, Inc., for the years ended September 30, 2007 and 2006, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by SEC Rule 17a-5(g) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by First Securities of West Monroe, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control activities and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 1a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

207 LAFAYE AVENUE • THIBODAUX, LA 70301 (985) 447-7226 FIRMWIDE FAX (985) 446-3032
139 B JAMES COMEAUX RD. #812 • LAFAYETTE, LA 70508 (337) 408-0031 EMAIL: STAGNI@STAGNI.COM
MEMBERS: AICPA • LCPA

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed below, we identified a certain deficiency in internal control that we consider to be a significant deficiency.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. We consider the following deficiency to be a significant deficiency in internal control:

> There is inadequate segregation of duties within the Company, to such an extent that adequate internal control cannot be achieved.

This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audits of the financial statements of First Securities of West Monroe, Inc., for the years ended September 30, 2007 and 2006, and this report does not affect our report thereon dated November 13, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007 and 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Stagni & Company, LLC

November 13, 2007
Lafayette, Louisiana

END


SC